UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 333-71773

CUSIP NUMBER: 44040M101

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K
☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on From 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of registrant:

HORIZON BANCORPORATION, INC.

Former name if applicable:

N/A

Address of principal executive office (Street and number):

900 53rd Avenue East
Bradenton, Florida 34203

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During March 2010, registrant’s accounting staff has been fully engaged with determining the proper accounting treatment of  certain adjustments stemming from the examination of the registrant’s wholly-owned banking subsidiary by bank regulators.  As a result, the subject report could not be filed timely without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Charles S. Conoley
(Name)

(941)              753-2265
(Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the registrant will report an approximately $7.5 million loss from operations, compared to a $587,970 profit for fiscal 2008.

HORIZON BANCORPORATION, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 26, 2010

By:	/s/ Charles S. Conoley
Charles S. Conoley,
President and Chief Executive Officer